S6 Expressway, Poland Sergio Menéndez CEMEX Europe Exhibit 6

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Strong pricing offsets higher input-cost inflation 10.3% EBITDA margin EBITDA variation ($ M) 9.7% 9.7% -0.6pp Var. cost & dist. Fixed cost & other 2018 Like-to-like -4% 0%

Three main factors driving Europe’s results in 2019 Positive industry dynamics Focus on key markets to drive organic growth A Stronger CEMEX: efficiency & optimization

Positive industry dynamics for 2019 So far, positive price traction in most of our markets Underlying demand continues to grow CO2 allowances price increase and new regulation for Phase IV Energy-cost increases slowing Driven by infrastructure and higher housing & commercial Higher electricity and diesel prices Triggering capacity rationalization

Underlying demand continues to grow

Significant infrastructure projects	Dynamic housing and commercial markets
€270 B 2030 Federal Transport Infrastructure Plan	Housing in Spain remains positive
€100 B+ EU funds to Poland	High demand for new housing in Czech Republic Foreign direct investment in commercial real estate
~€55 B Grand Paris Express, Lyon-Turin tunnel, Seine-Nord Canal	Growth in markets outside London
~£30 B High speed 2 (2018-2024)	High demand of housing boosting investments in building renovations

CEMEX DAY 2019

Well-positioned for new CO2 Phase IV regulation Price of CO2 allowances increased from €8 to €23 per ton in 2018 Tighter CO2 allowance allocations will impact production costs Likely mothballing of capacity and reduction of exports Proactively managing Phase IV, rationalizing capacity in Spain CEMEX has enough CO2 allowances for Phase IV 2021-2030

Leading the way in sustainability with 2020 goals 60% alternative fuels substitution 30% of electricity from renewable sources 30% reduction in CO2 emissions from 1990 baseline 100% biodiversity action plans in our quarries in priority habitat areas 25% Ready-mix products with enhanced sustainability attributes

A Stronger CEMEX: $75 M of savings initiatives Shifting to functional organization is maximizing synergies, agility of decision-making and execution Low-cost sourcing Identified savings ($ M)

Strong presence in key markets to drive organic growth 45 markets across Europe Digital technologies to improve customer experience Grow in related businesses in select markets Increase share of wallet Top 3 position in most markets Go-to-Market strategy focused on segments

What to expect from us Continue to improve Health and Safety performance Deliver price increases to recover input-cost inflation in all markets $50 M in efficiencies in 2019 and $75 M total by 2020 Additional organic growth and superior customer experience Deliver 2pp EBITDA margin expansion in 2019 Achieve sustainability targets

S6 Expressway, Poland